

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2020

David Kirn, M.D.
Chief Executive Officer
4D Molecular Therapeutics, Inc.
5858 Horton Street #455
Emeryville, CA 94608

> **Re: 4D Molecular Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.5 – 10.9**
> **Filed November 17, 2020**
> **File No. 333-250150**

Dear Dr. Kirn:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance